

12062786

ng

AUG 29 2012

Washington DC
402

Form 51-875
1/17/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25132

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2011 (MM/DD/YY) AND ENDING June 30, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Euro Pacific Capital, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

88 Post Road West
(No. and Street)

Westport (City) CT (State) 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Decker, Chief Compliance Officer (203)-662-9700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum, LLP
(Name – *if individual, state last, first, middle name*)

53 State Street (Address), Boston (City) MA (State) 02109 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

9/18

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter D. Schiff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Euro Pacific Capital, Inc., as of August 27th, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO

Title



8/27/2012

Notary Public

MARION LANICE MILLER
NOTARY PUBLIC
MY COMMISSION EXPIRES SEP. 30, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EURO PACIFIC CAPITAL, INC.

FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2012

MARCUM
ACCOUNTANTS ▲ ADVISORS

EURO PACIFIC CAPITAL, INC.

FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2012

EURO PACIFIC CAPITAL, INC.

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
Euro Pacific Capital, Inc.

We have audited the accompanying statement of financial condition of Euro Pacific Capital, Inc. (the "Company") as of June 30, 2012 and the related statements of income, shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Euro Pacific Capital, Inc. as of June 30, 2012 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the accompanying schedule of operating expenses and schedules I, II and III are presented for purposes of additional analysis and is not a required part of the financial statements. Schedules I, II, and III are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial

Marcum LLP ▪ 53 State Street ▪ 38th Floor ▪ Boston, MA 02109 ▪ Phone 617.742.9666 / 800.998.1040 ▪ Fax 617.742.3178 ▪ marcumllp.com

statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Marcum LLP

Boston, MA
August 27, 2012

EURO PACIFIC CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2012

Assets	
Current Assets	
Cash	$ 1,724,932
Cash, customer escrow	81,307
Deposits with clearing organizations	155,135
Receivables:	
Clearing organizations	1,097,775
Other	107,229
Investments in securities, at fair value	182,574
Securities owned, at fair value	14,437
Prepaid expenses and other assets	184,414
Prepaid corporate income taxes	212,605
Deposits	98,614
Deferred tax asset - current	213,286
Total Current Assets	4,072,308
Property and Equipment, Net	368,177
Deferred Tax Asset - Noncurrent	226,647
Total Assets	$ 4,667,132
Liabilities and Shareholder's Equity	
Current Liabilities	
Payables:	
Customers	$ 29,600
Other	159,800
Clearing organizations	29,793
Accrued liabilities	1,210,040
Deferred revenue	300,000
Income taxes payable, current	3,380
Total Current Liabilities	1,732,613
Deferred revenue	600,000
Commitments and Contingencies (Note 9)	
Shareholder's Equity	
Common stock, $1 par value, 1,000 authorized shares, 1,000 shares issued and 600 outstanding	1,000
Additional paid-in-capital	296,935
Retained earnings	2,132,584
Cost of common stock held in treasury, 400 shares	(96,000)
Total Shareholder's Equity	2,334,519
Total Liabilities and Shareholder's Equity	$ 4,667,132

The accompanying notes are an integral part of these financial statements.

EURO PACIFIC CAPITAL, INC.

STATEMENT OF INCOME

YEAR ENDED JUNE 30, 2012

Revenues	
Brokerage revenue	$ 22,285,291
Private placement commissions	3,859,565
Perth Mint trading revenue	1,140,370
Other revenue	538,022
Total Revenue	27,823,248
Operating Expenses	27,788,169
Net Income Before Income Taxes	35,079
Income Tax Benefit	122,620
Net Income	$ 157,699

The accompanying notes are an integral part of these financial statements.

EURO PACIFIC CAPITAL, INC.

STATEMENT OF SHAREHOLDER'S EQUITY

YEAR ENDED JUNE 30, 2012

	Shares Issued	Common Stock	Additional Paid-in Capital	Treasury Shares	Treasury Stock	Retained Earnings	Total Shareholder's Equity
Balance - Beginning	1,000	$ 1,000	$ 296,935	(400)	$ (96,000)	$ 1,974,885	$ 2,176,820
Net income	--	--	--	--	--	157,699	157,699
Balance - Ending	1,000	$ 1,000	$ 296,935	(400)	$ (96,000)	$ 2,132,584	$ 2,334,519

The accompanying notes are an integral part of these financial statements.

EURO PACIFIC CAPITAL, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2012

Cash Flows from Operating Activities	
Net income	$ 157,699
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	92,144
Deferred taxes	(570,989)
Changes in operating assets and liabilities:	
Deposits with clearing organizations	1,050
Customer escrow deposits	(63,669)
Receivables	312,458
Investments in securities, at fair value	(28,593)
Securities owned, at fair value	52,171
Prepaid expenses and other assets	49,358
Prepaid corporate income taxes	(212,605)
Deposits	68,454
Payables	62,471
Accrued liabilities	4,431
Income taxes payable, current	(256,934)
Deferred revenue	(300,000)
Net Cash Used in Operating Activities	(632,554)
Cash Flows from Investing Activities	
Purchase of property and equipment	(141,345)
Net Cash Used in Investing Activities	(141,345)
Net Decrease in Cash and Cash Equivalents	(773,899)
Cash and Cash Equivalents - Beginning	2,498,831
Cash and Cash Equivalents - Ending	$ 1,724,932
Supplemental Disclosures of Cash Flow Information	
Interest paid	$ 4,813
Income taxes paid	$ 906,181

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF ORGANIZATION

Euro Pacific Capital, Inc. (the "Company"), a California corporation, has been approved as a registered broker-dealer with the Securities and Exchange Commission ("SEC") under SEC Rule 15(b) and Financial Industry Regulatory Agency ("FINRA").

The Company operates pursuant to the (k)(2)(ii) exemptive provision of the SEC Rule 15c3-3, pursuant to SEC Rule 17a(d)(3) and does not hold customer funds or securities. The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker-dealer. The Company does not hold funds or securities for or owe funds or securities to customers other than as noted in Note 3. As a result, the Company is exempt from certain provisions and requirements of the SEC.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

The Company has established revenue recognition policies for each of its income items, including brokerage revenue, private placement commission, and Perth Mint trading revenue.

BROKERAGE REVENUE

The Company earns commissions through stock purchases and sale transactions, mutual fund purchases, government and corporate bonds transactions, fee-based managed accounts, and ticket charges. The Company earns revenue in the form of 12b-1 fees and interest on account balances. The earnings process is substantially complete at the trade date in accordance with the regulations of the SEC and accounting principles generally accepted in the United States of America, ("U.S. GAAP").

The Company also receives credit adjustments for clearing charge adjustments that are netted against any clearing charges the Company may incur for the period. These adjustments are recognized as income in the period received, unless otherwise noted by the clearing firm.

Unrealized gains and losses are recorded at the time that the Company reconciles its trading positions with the market value. The unrealized gains or losses are adjusted to market until the position is settled or the trade is cancelled.

PRIVATE PLACEMENT COMMISSION REVENUE

Private placement commission revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an agent. Private placement commissions are recorded at the time the transaction is completed and the commission earned is reasonably determinable.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PERTH MINT TRADING REVENUE

Perth Mint revenues include fees charged arising from gold and silver certificate offerings in which the Company acts as an agent. Perth Mint revenue is recorded on a trade date basis.

PROPERTY AND EQUIPMENT

Property and equipment, including leasehold improvements, are recorded at cost and are depreciated over the estimated useful lives of the related assets, which range from three to seven years. Repair and maintenance costs are expensed as incurred. Leasehold improvements are depreciated over the shorter of the lease term or estimated useful life. Improvements which increase the productive value of assets are capitalized and depreciated over the remaining useful life of the related asset.

RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS

The balances shown as receivable from and payable to clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities. Management considers all receivables to be collectible, therefore no allowance for doubtful accounts has been provided.

VALUATION OF INVESTMENTS IN SECURITIES AT FAIR VALUE – DEFINITION AND HIERARCHY

In accordance with U.S. GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company used various valuation approaches. In accordance with U.S. GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

VALUATION OF INVESTMENTS IN SECURITIES AT FAIR VALUE – DEFINITION AND HIERARCHY (CONTINUED)

The fair value hierarchy is categorized into three levels based on the input as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

VALUATION TECHNIQUES

INVESTMENTS IN SECURITIES AND SECURITIES OWNED

The Company values investments in securities that are freely tradable and are listed on a national securities exchange at their last sales price as of the last business day of the year. Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "ask" price if sold short.

DERIVATIVE CONTRACTS

The Company records its derivative activities at fair value. Gains and losses from derivative contracts are included in net realized gain or loss and net change in unrealized appreciation on investments in securities recorded as other revenue in the statement of income. Derivative contracts consist of warrants.

Depending on the underlying security and the terms of the transaction, the fair value of certain derivatives may be able to be modeled using a series of techniques including the Black-Scholes option-pricing model, simulation models, or a combination thereof. Pricing models take into account the contract terms (including maturity) as well as multiple inputs, including, where applicable, time value, implied volatility, equity prices, interest rate yield curves, prepayment speeds, interest rates, loss severities, credit risks, credit curves, default rates, and currency rates. Certain pricing models do not entail material subjectivity as the methodologies employed include pricing inputs that are observed from actively quoted markets. In the case of more established derivative contracts, the pricing models used by the Company are widely accepted by marketplace participants. Derivative contracts are generally categorized in Levels 2 or 3 of the fair value hierarchy, unless actively traded in which they would be categorized as Level 1.

SECURITIES OWNED

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SECURITIES OWNED (CONTINUED)

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

FOREIGN CURRENCY TRANSACTIONS

Assets denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at rates of exchange existing at month's end. Gains or losses resulting from foreign currency transactions are included in net income.

INCOME TAXES

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefit and expense and assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefit and expense is adjusted when new information is available or when an event occurs that requires a change. Potential interest and penalties associated with such uncertain tax positions are recorded as a component of income tax expense.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Accordingly, actual results could differ from those estimates.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 27, 2012, the date the financial statements were available to be issued. All material subsequent events requiring adjustment to or disclosure in the financial statements are reflected therein.

NOTE 3 – CUSTOMER ESCROW AND PURCHASE DEPOSITS

The Company receives payments from clients for the purchase of precious metal certificates offered through the Perth Mint. The payments are deposited into an escrow account pending purchase of the certificate on behalf of the client with an offsetting entry to a client purchase deposit liability account. As of June 30, 2012, the Company had approximately $29,600 in customer escrow deposits and client purchase deposit liabilities. The client purchase liability is presented as payable to customers in the statement of financial condition on a net basis.

NOTE 4 – FAIR VALUE MEASUREMENTS

The following table presents information about the Company's assets and liabilities measured at fair value as of June 30, 2012:

	Level 1	Level 2	Level 3	Total
Assets				
Investments in securities - Warrants	$ --	$ 182,574	$ --	$ 182,574
Securities owned - Common Stock	8,215	--	--	8,215
Securities owned - Mutual Funds	6,222	--	--	6,222
Total	$ 14,437	$ 182,574	$ --	$ 197,011

During the year ended June 30, 2012, the Company did not have any transfers between levels. The Company's policy is to recognize transfers in and transfers out as of the actual date of the event or change in circumstances that caused the transfer.

NOTE 5 – DERIVATIVE CONTRACTS

Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The Company's derivative activities and exposure to derivative contracts are classified by their primary underlying risks of equity price. In addition to its primary underlying risks, the Company is also subject to additional counterparty risk due to the inability of its counterparties to meet the terms of their contracts.

WARRANTS

In the normal course of business, the Company may receive warrants as part of its private placement activities which they record as revenue and an investment. The value of a warrant has two components: time value and intrinsic value. A warrant has a limited life and expires on a certain date. As time to the expiration date of a warrant approaches, the time value of a warrant will decline. In addition, if the stock underlying the warrant declines in price, the intrinsic value of an "in the money" warrant will decline. Further, if the price of the stock underlying the warrant does not exceed the strike price of the warrant on the expiration date,

NOTE 5 – DERIVATIVE CONTRACTS (CONTINUED)

WARRANTS (CONTINUED)

the warrant will expire worthless. As a result, there is the potential for the Company to lose its entire investment in a warrant.

The Company is exposed to counterparty risk from the potential failure of an issuer of warrants to settle its exercised warrants. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts and its basis of the warrants. The Company considers the effects of counterparty risk when determining the fair value of its investments in warrants.

VOLUME OF DERIVATIVE ACTIVITIES

At June 30, 2012, the volume of the Company's derivative activities based on their notional amounts and number of contracts, categorized by primary underlying risk, are as follows:

	Long Exposure	
Primary Underlying Risk	Notional Amounts	Number of Contracts
Equity price:		
Warrants	$ 334,807	150,692

Notional amounts for warrants are based on the number of contracts times the fair value of the underlying instruments as if exercised at June 30, 2012.

IMPACT OF DERIVATIVES ON THE STATEMENT OF FINANCIAL CONDITION AND STATEMENT OF INCOME

The following table identifies the fair value amounts of derivative instruments included in the statement of financial condition as investments in securities, categorized by primary underlying risk, at June 30, 2012. The following table also identifies the net gain amount included in net realized gain or loss and net change in unrealized appreciation on investments in securities recorded as other revenue in the statement of income, categorized by primary underlying risk, for the year ended June 30, 2012:

Primary Underlying Risk	Derivative Assets	Net Realized and Unrealized Gain/(Loss)
Equity price:		
Warrants	$ 182,574	$ 13,903

NOTE 6 – PROPERTY AND EQUIPMENT

As of June 30, 2012, property and equipment consisted of the following:

Furniture and fixtures	$ 269,799
Computers	620,955
Auto	62,898
Leasehold improvements	39,427
Total	993,079
Less: accumulated depreciation	624,902
Net property and equipment	$ 368,177

NOTE 7 – INCOME TAXES

Current and deferred income tax expense/(benefit) included in the statement of income for the year ended June 30, 2012 is as follows:

	Current	Deferred	Total
Federal	$ 379,890	$ (387,776)	$ (7,886)
State	68,479	(183,213)	(114,734)
	$ 448,369	$ (570,989)	$ (122,620)

Deferred income taxes are the result of timing differences between book and taxable income. The significant components of the Company's deferred tax assets and liabilities as of June 30, 2012 are:

Deferred tax assets (liabilities):	
Deferred revenue	$ 441,000
Accrued legal and settlements	63,700
Rent amortization	47,178
Unrealized gains and losses	15,090
Other	18,747
Depreciation	(145,782)
	$ 439,933

NOTE 7 – INCOME TAXES (CONTINUED)

The total income tax benefit differs from the income tax at the statutory federal income tax rate mainly due to permanent differences, including meals and entertainment, penalties and changes in state tax rates.

The provisions of ASC 740-10 *"Accounting for Uncertain Income Tax Positions"*, requires that the impact of tax positions be recognized in the financial statements if they are more likely than not of being sustained upon examination, based on the technical merits of the position. The Company's management has determined that the Company has no uncertain tax positions requiring recognition under ASC 740-10 as of June 30, 2012.

The Company files federal and state income tax returns. The statute of limitations for these jurisdictions is generally three to six years. The Company had no returns under examination as of June 30, 2012.

NOTE 8 – DEFERRED REVENUE

In 2010, the Company entered into an agreement with a new clearing firm. As part of the agreement, the Company received a $1,500,000 business development credit from the clearing firm. The business development credit is predicated upon the agreement remaining in full force and effect for the initial term of five years. In the event the agreement is terminated by the Company prior to the initial term, the Company will have to return a pro-rata portion of the business development credit equal to the total amount of the business development credit paid to the Company as of the termination date multiplied by the number of months remaining in the initial term divided by the total number of months of the initial term. For the year ended June 30, 2012, the Company recognized $300,000 in revenue and has deferred revenue of $900,000 related to the business development credit.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

The Company leases office space in various locations including Westport, Connecticut, Newport Beach, California, Scottsdale, Arizona, Boca Raton, Florida, and New York, New York. These leases expire on various dates through 2017.

Rent expense was approximately $891,000 for the year ended June 30, 2012.

NOTE 9 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

OPERATING LEASES (CONTINUED)

Future minimum lease payments under the Company's non-cancelable operating leases at June 30, 2012 were as follows:

2013	$ 667,892
2014	582,106
2015	426,428
2016	138,789
2017	87,837
	$ 1,903,052

LITIGATIONS AND CLAIMS

The Company is involved in various litigation, judicial, regulatory, and arbitration proceedings concerning matters arising in connection with the conduct of its business.

Management believes, based on currently available information, that the results of such proceedings in the aggregate will not have a material, adverse effect on the Company's financial condition.

The Company had accrued expenses of approximately $132,000 for the year ended June 30, 2012 related to regulatory settlements, which is included in accrued liabilities in the statement of financial condition.

NOTE 10 – PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company has a qualified 401K Plan under IRC section 401a. Employees are eligible to participate in this plan after six (6) full months of employment and 1,000 hours of service. The Company makes no contribution to this plan.

NOTE 11 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC") up to $250,000 or the Securities Investor Protection Corporation ("SIPC) up to $500,000. At times during the year ended June 30, 2012, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in these accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

NOTE 12 – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, accordingly, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of June 30, 2012, the Company had net capital of $716,467 which exceeded required net capital of $155,508 by $560,959. The Company's ratio of aggregate indebtedness to net capital was 3.25 to 1 at June 30, 2012, which was less than the maximum ratio of 15 to 1.

NOTE 13 – SUBSEQUENT EVENTS

The Company adopted an equity incentive plan, Euro Pacific Capital Inc. 2012 Stock Incentive Plan ("Plan"), effective July 25, 2012. The Company granted 100 stock options under the Plan on July 25, 2012.

SUPPLEMENTARY INFORMATION

EURO PACIFIC CAPITAL, INC.

SUPPLEMENTARY INFORMATION - SCHEDULE OF OPERATING EXPENSES

YEAR ENDED JUNE 30, 2012

Salaries and wages	$	17,363,131
Other trading expense - non clearing		1,594,583
Clearing charges		1,327,689
Rent and utilities		950,120
Commissions		889,470
Payroll tax expense		823,295
IT support		540,168
Legal and professional		518,857
Regulatory fees		492,129
Consulting		376,043
Employee benefits		329,247
Telephone		288,419
Travel and entertainment		265,564
Research		253,718
Accounting		197,889
Internet expense		175,191
Legal settlements		151,936
Conference and seminars		142,386
Client trading errors		132,705
Advertising		120,635
Postage and delivery		113,727
Office expense		112,424
Web page		101,309
Depreciation and amortization		92,144
Marketing expense		71,520
Payroll-processing fee		59,533
Automobile and parking		47,483
Insurance		46,497
Printing		30,092
Repairs and maintenance		28,128
Computer supplies and maintenance		21,205
Dues and subscriptions		18,634
Bank charges		18,140
Outside services		17,371
Penalties		15,074
Exchange fees		14,101
Equipment rental		11,859
Taxes - other		10,448
Continuing education and training		8,232
Due diligence		7,910
Interest expense		4,813
Donations		2,700
Public relations		1,650
Total Operating Expenses	$	27,788,169

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Shareholder of
Euro Pacific Capital, Inc.

In planning and performing our audit of the financial statements of Euro Pacific Capital, Inc. (the "Company") as of and for the year ended June 30, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Marcum LLP ▪ 53 State Street ▪ 38th Floor ▪ Boston, MA 02109 ▪ **Phone** 617.742.9666 / 800.998.1040 ▪ **Fax** 617.742.3178 ▪ **marcumllp.com**

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Boston, MA
August 27, 2012

EURO PACIFIC CAPITAL, INC.

COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1

JUNE 30, 2012

SCHEDULE I

		Audited Net Capital
Computation of net capital		
Total shareholder's equity		$ 2,334,519
Less: non-allowable assets from the Statement of Financial Condition		1,615,879
Net capital before haircuts on securities		718,640
Less: haircuts on securities		2,173
Net capital		716,467
Computation of basic net capital requirement		
Minimum net capital requirement:		
1/15 x aggregate indebtedness	$ 155,508	
or minimum dollar net capital requirement	--	155,508
Excess net capital		$ 560,959
Total aggregate indebtedness		$ 2,332,613
Percentage of aggregate indebtedness to net capital		325.57%

There were no material reconciling items per this report and the most recent quarterly filing by the Company of Part II of the Focus Report with respect to the computation of the net capital under Rule 15(c)(3)-1.

See Independent Auditors' Report

EURO PACIFIC CAPITAL, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

JUNE 30, 2012

SCHEDULE II

The Company is exempt from the reserve requirements pursuant to Rule 15c3-3 under paragraph (k)(2)(ii).

EURO PACIFIC CAPITAL, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

JUNE 30, 2012

SCHEDULE III

Information relating to possession or control requirements is not applicable to Euro Pacific Capital, Inc. as the Company qualifies for exemption pursuant to Rule 15c3-3 under Paragraph (k)(2)(ii).

See Independent Auditors' Report

EURO PACIFIC CAPITAL, INC.

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

FOR THE YEAR ENDED JUNE 30, 2012

MARCUM

ACCOUNTANTS ▲ ADVISORS

EURO PACIFIC CAPITAL, INC.

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

FOR THE YEAR ENDED JUNE 30, 2012

MARCUM
ACCOUNTANTS ▲ ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Shareholder of
Euro Pacific Capital, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2012, which were agreed to by Euro Pacific Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Euro Pacific Capital, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Euro Pacific Capital, Inc.'s management is responsible for Euro Pacific Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement and/or accounting records entries (SIPC 7 manual worksheet calculating the annual assessment and the accrued assessment expense, copy of cancelled check for payment, including related bank statement, and traced the accrued expense to the trial balance), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (amounts reported on SIPC 7 manual worksheet calculating the annual assessment and year-end trial balance), noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (recalculation and reconciliation of SIPC 7 to the quarterly and annual trial balance supporting the adjustments), noting no differences; and

5. Noted there was no overpayment to be applied to the current assessment when compared with Form SIPC-7 on which it was originally computed.

MARCUMGROUP
MEMBER

Marcum LLP ▪ 53 State Street ▪ 38th Floor ▪ Boston, MA 02109 ▪ Phone 617.742.9666 / 800.998.1040 ▪ Fax 617.742.3178 ▪ marcumllp.com

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Boston, Massachusetts
August 27, 2012

EURO PACIFIC CAPITAL, INC.

SCHEDULE OF ASSESSMENT PAYMENTS

FOR THE YEAR ENDED JUNE 30, 2012

	Date Paid	Amount	
General assessment			$ 64,642
Less: payments made:			
	1/27/12	$ 32,243	(32,243)
Interest on late payment(s)			--
Total assessment balance and interest due			$ 32,399
Payment made with Form SIPC 7			$ 32,399

See Independent Accountants' Report.

EURO PACIFIC CAPITAL, INC.

DETERMINATION OF SIPC NET OPERATING REVENUES

FOR THE YEAR ENDED JUNE 30, 2012

Total revenue		$ 27,823,249
Additions		
Net gain from securities in investment accounts		36,858
Deductions:		
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security future products		573,779
Revenues from commodity transactions		--
Commissions, floor brokerage and clearance paid to other SIPC members in in connection with securities transactions		1,324,874
Reimbursements for postage in connection with proxy solicitation		--
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date		--
Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business		--
Other revenue not related either directly or indirectly to the securities business		100,000
Greater of:		
Total interest and dividend expense but not in excess of total interest and dividend income	$ 4,552	
Forty percent of interest earned on customers securities accounts	--	4,552
Total deductions		2,003,205
SIPC net operating revenues		$ 25,856,902
General assessment @ .0025		$ 64,642

See Independent Accountants' Report.